


Investor FAQ

1. **What does your company do?**
   Stackhouse is a real estate development company doing things a little differently. We create vertical communities for luxury shipping container homes in major metropolitan areas across the world.

2. **Where will your company be in 5 years?**
   We will have become the #1 container community builder in the U.S. We will have locked down licensing deals across the states to continue adding destinations for our homeowners. Stacked Commercial Spaces will have been added to our mixed-use developments and we will have begun building internationally.

3. **Why did you choose this idea?**
   Ryan and I started Stackhouse because we wanted a home that met our needs instead of the other way around and there wasn't a way to do that and be able to move from city to city.

4. **How much does each container cost?**
   Pricing starts at $45k. You get to pick your floor plan, appliances, kitchen, and bathroom. We provide an assortment of options to allow you maximum control. Every detail is up to you.

5. **How much does each Stackhouse tower cost to build?**
   We estimate a construction cost of $125/sqft. Our vertical communities are built with prefabricated steel and can be demounted and reassembled in a new location if necessary.

6. **Why is this a good idea, *right now*? What changed in the world? Why wasn't this done before?**
   While the other big developers were focused on charging more for less, we took the opposite approach. We read the code and figured out that by building smarter we could deliver more for our residents, our investors, and the team. This approach is anathema to traditional development practices where the 7-year cycle is a law of nature and limiting demand is the only path to profitability. We gain a new American every single second and land is finite. It was only a matter of time before the efficiencies of mass production are applied to housing. That fact coupled with a supreme court decision limiting the City of San Francisco's right to regulate HUD housing told us the market was ripe. A trip to meet the largest mobile home manufacturers in the country taught us our competition isn't interested in providing a comparable product or our target customers.




7. **How far along are you? What's your biggest obstacle?**
We have purchased a property in Tucson, Arizona where we will build the first-ever vertical shipping container community. We have partnered with a local bank and investor to secure 90% of the cost of construction for the Tucson community. This development is already 50% reserved by owner-occupied tenants.

8. **Who competes with you? What do you understand that they don't?**
While there are many container home builders across the country, our homes receive a national certification from the Department of Housing and Urban Development which allows our residents to move their container home in any of our towers across the country. At Stackhouse, we understand and embrace that the world is changing and we need homes that move and grow with us, not the other way around.
Other companies working to create new access points into the housing market include Common, Kasita, New Story, and Blokable.

9. **How will you make money?**
As a real estate developer, we make money on the monthly membership fee paid by our residents. We are cognizant of the sometimes tense relationship people have with their landlords and that's why we're proud to say that we will be living in our vertical communities right next to our residents. We are building this business because we want to live this way and believe that we can make an honest living doing so. Our margins are comparable or better than traditionally built apartments and condominiums. As we build across the country, we will add new business lines including container home transportation management between communities, a national MLS system for our residents to buy-in our sell-out of the Stackhouse lifestyle, as well as licensing our technology to other like-minded real estate developers.

10. **What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?**
We have 2 primary risks. One cultural and one practical. If marketed poorly or with the usual developer approaches, Stackhouse could come to be seen as just another attempt to profit off the working class. The second risk, while real, is not unique to Stackhouse. Ask any real estate developer and they will tell you that the number one thing that kills a project is change orders. A change order occurs when the builder is unable to construct the project as designed by the architect. To solve this problem, we brought on Randy Jacob as our architect and construction manager. Randy has 20+ years of experience as an architect and general contractor which means he knows how to build what he designs. Randy's experience will enable us to ensure that our sustainably designed communities are built efficiently and with minimal change orders.




11. What sets Stackhouse apart from the competition?
    Stackhouse is the first company in the world to build vertical container home developments that allow residents to move their homes from city to city. We are democratizing the real estate industry and giving everyone access to a beautifully designed custom home for the price of an SUV. No other developer can match our construction processes, our vertical communities are thoroughly protected from competition (patents pending), and our homeowner-centric values ensure our communities will be vibrant, inclusive spaces.

12. How much does each Stackhouse tower cost to build?
    We estimate an approximate cost of $125/sq ft, for a total build cost in Tucson of $3.3M.

Visit our website **Stackhouse.life** to learn more or contact us directly: **questions@stackhouse.life**